Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

May 12, 2022

Fresenius Medical Care: Growth drivers remain unchanged, Annual General Meeting approves 25th consecutive dividend increase

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, is returning to a growth path after the significant burdens of the COVID-19 pandemic. At today’s Annual General Meeting, Chief Executive Officer Rice Powell confirmed the company’s outlook for 2022: Revenue and net income are expected to grow at low to mid-single digit percentage rates.

“We obviously had to overcome some challenges. Despite the unprecedented effects of COVID-19, we believe that the fundamental drivers of our business and growth remain unchanged,” Powell said in his speech to shareholders. “People across the world are living longer. As the population continues to age, we estimate that more than six million people will require dialysis by 2030 – a 460 percent increase compared to 2000. Our Strategy 2025 puts the company in a position to leverage the opportunities these developments bring and guarantee sustainable profitable growth in the future.”

Strategy 2025 aims at Fresenius Medical Care’s expansion along the renal care continuum. Powell said value-based care programs, in particular, are an important step toward success: “They allow us to keep costs affordable for payors in private and public settings, while improving our patients’ quality of life with ever better products and services.” In addition, the rollout of the company’s new operating model is on track: The FME25 transformation program is set to achieve its first sustained savings this year. After a one-time investment of EUR 450 to 500 million, most cost-saving measures will be implemented by 2024, reducing the annual cost base by EUR 500 million by the end of 2025.

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It was the last Annual General Meeting for Rice Powell as CEO of Fresenius Medical Care. As the company announced earlier this month, he will enter retirement when his contract expires on December 31, 2022 and be succeeded as CEO by Dr. Carla Kriwet, who introduced herself personally to the shareholders at today's Annual General Meeting.

A large shareholder majority of 99.49 percent approved the company’s 25th consecutive dividend increase. The dividend will be raised from €1.34 to €1.35 per share.

By another large majority of 94.87 percent, the shareholders approved the compensation report for fiscal year 2021.

Shareholder majorities of 97.65 and 91.69 percent, respectively, approved the actions of the General Partner and the Supervisory Board in 2021.

At the Annual General Meeting, 80.76 percent of the registered capital was represented. Because of the pandemic, the meeting again was held as a purely virtual event in order to protect the health of everyone involved.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,153 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information & consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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